August 25, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549 Attn: Jenny O’Shanick and Geoff Kruczek

Re:	Captivision Inc.

Amended Registration Statement on Form F-4

Filed July 7, 2023

File No. 333-271649

Dear Ms. O’Shanick and Mr. Kruczek:

On behalf of our client, Captivision Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 14, 2023 (the “Comment Letter”), with respect to the above-referenced Amended Registration Statement on Form F-4, filed on July 7, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Form F-4 filed July 7, 2023

Certain Unaudited Projected Financial Information

Fairness Opinion of Houlihan Capital, page 159

1.	We reissue prior comment 1. Please clarify whether the advisor excluded any companies meeting the selection criteria from the analyses.

Response: The Company has revised the disclosure on page 162 of Amendment No. 3 to clarify that Houlihan Capital did not exclude any companies meeting the selection criteria from the guideline public company analysis.

Non-IFRS Measures

Adjusted EBITDA, page 311

2.

We note your revised disclosure in response to prior comment 4. It appears the adjustment for ‘net non-operating loss’ includes several components. To better assist investors in evaluating the nature of your adjustments, please revise the table to separately present each material component. We note you are adjusting for $15,169,696 in “other expenses” which, per your disclosure on page F-86 “includes USD 5,144,961 of recognition of gain from goods returned from previous year’s sales,” while on page 301, your disclosure states you recognized a $5.6 million loss on inventory impairment in 2022. Please modify your disclosures to address this discrepancy. In addition, it appears that some of the items in ‘net non-operating loss’ include normal recurring cash operating expenses necessary to operate the business such as possible losses for inventory impairments. Please modify your presentation accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 311-312 of Amendment No. 3 to separately present each material component of net non-operating loss.

The Company respectfully advises the Staff that the description of the $5.6 million loss on inventory impairment in 2022 described on page 304 of Amendment No. 3 as a component of the $15,169,616 of Other expense is not inconsistent with the $5,144,961 recognition of gain from goods returned from previous year’s sales described on page F-87 of Amendment No. 3. The loss on inventory impairment in 2022 is a component of Other expense while the gain from goods returned from previous year’s sales is a component of Other income.

In addition, the Company respectfully advises the Staff that the Company and GLAAM believe that the adjustments removing loss from inventory impairment are appropriate in presenting the operating results of GLAAM’s core business. The loss from inventory impairment resulted from the significant impact of the COVID-19 pandemic on GLAAM’s business in 2020, 2021 and 2022. Prior to the start of the pandemic, GLAAM built up an inventory to meet its obligations under existing agreements and anticipated new business. However, the COVID-19 pandemic disrupted demand for G-Glass because construction projects were delayed or cancelled and GLAAM’s industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with GLAAM was negatively affected. As a result, GLAAM was unable to use the inventory within its “useful life” under IFRS and GLAAM recorded loss from inventory impairment of $5,645,992 and $8,415,311 for the years ended December 31, 2022 and 2021, respectively.

Regulation S-K Item 10(e)(ii)(B) and Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations instructs registrants not to describe items as non-recurring, infrequent or unusual “when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” The Company acknowledges that, as GLAAM has recorded a loss from inventory impairment for both the years ended December 31, 2022 and 2021, its loss from inventory impairment charges do not meet the specified criteria to be considered non-recurring, infrequent or unusual. However, in this context, the Company believes that it is still appropriate to treat loss from inventory impairment as non-recurring, infrequent or unusual because the persistence of the charge across two years reflects the fact the COVID-19 pandemic and its economic effects have persisted across multiple years, not that inventory impairments are normal, recurring, cash operating expenses necessary to operate GLAAM’s business.

Even if the Company and GLAAM are not permitted to present the inventory impairment charges as non-recurring, infrequent or unusual, Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations states “the fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” The Company and GLAAM believe that the adjustments are appropriate in presenting the operating results of GLAAM’s core business.

More specifically, the Company and GLAAM are confident that the inventory impairment charges are abnormal and are directly attributable to the COVID-19 pandemic. GLAAM does not expect to incur inventory impairment charges in the future because it views the COVID-19 pandemic as a once in a lifetime occurrence that is not reasonably likely to recur. The charges are non-operating expenses, as evidenced by their classification as non-operating expenses in GLAAM’s audited financial statements for the years ended December 31, 2022 and 2021. This classification was made primarily because contract cancellation related to COVID-19 lead to an absence of corresponding operations against which the impairment could be matched.

Finally, these charges were not cash expenses. In fact, notwithstanding the IFRS classification of the inventory as obsolete due to aging, the aluminum frames and glass in question are not items that become inoperable or require replacement due to the passage of time. The inventory remain in stock and maintained at GLAAM’s warehouses. In other words, the impairment did not require GLAAM to incur a cash expense at the time of determination and GLAAM will not incur an expense to replace the inventory because the inventory remains usable in future projects. Accordingly, the Company and GLAAM have concluded that excluding these charges from Adjusted EBITDA provides investors with more meaningful information about GLAAM’s operating results.

The Company has expanded its disclosure on page 311-312 of Amendment No. 3 to explicitly inform investors that while certain Adjusted EBITDA adjustments may not be non-recurring, non-cash, non-operating or unusual, the Company’s management deems these adjustments appropriate in presenting the operating results of the Company’s core business.

Part II. Information not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 - Opinion of Conyers Dill & Pearman LLP, page II-2

3.

We note your response to prior comment 5 and we reissue the part of our comment to remove the assumption in Section 2(f). Further, we note your name change and the revised disclosure in Section 1(ii) regarding the certificate of incorporation on change of name. Please describe this name change in the prospectus and file such exhibit with your next amendment.

Response: The Company has filed a new Exhibit 5.1 and Exhibit 3.2 in response to the Staff’s comment. In addition, the Company has revised the disclosure on page 40 of Amendment No. 3 to address the Staff’s comment regarding disclosure of the name change in the prospectus.

* * *

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Dr. Orhan Ertughrul, Captivision Inc.

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